FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 27th of October, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	October 27th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA
972-9-764-5002	212-682-6300
ronit.maor@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS RECORD THIRD QUARTER 2004 RESULTS

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Company Reports Third Quarter 2004 EPS of $0.16 Versus Guidance of $0.14

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KFAR-SABA , Israel, October 26, 2004 - M-Systems (Nasdaq:  FLSH) today announced financial results for the third quarter ended September 30, 2004.

For the third quarter of 2004, revenues were $87.8 million, representing an increase of 157 percent compared to revenues of $34.1 million in the third quarter of 2003, and an increase of 2 percent compared to revenues of $86.1 million in the second quarter of 2004. Gross margins for the third quarter of 2004 were 23.94 percent, a slight increase compared to 23.75 percent in the second quarter of 2004 and 27.11 percent in the third quarter of 2003.  The Company reported operating income of $5.1 million for the third quarter of 2004, an increase of 11 percent compared to operating income of $4.6 million in the second quarter of 2004 and compared to an operating loss of $0.6 million in the third quarter of 2003.  The Company also reported a net profit for the third quarter of 2004 of $6.1 million, or $0.16 per share, compared to a net profit of $5.4 million, or $0.14 per share, in the second quarter of 2004, and a net profit of $0.1 million, or $0.00 per share, in the third quarter of 2003.

Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said, "We are pleased to report another quarter of revenue and income growth. While the pricing environment this quarter was challenging, our strategy of selling primarily through OEMs and selling to three markets - mobile, embedded systems and PC (USB flash drives) - has proven to be the right formula, enabling us to meet our guidance."

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Mr. Moran continued, "This quarter was marked by 2 major developments, the formation of an alliance with SanDisk, and the announcement of a new product, the MegaSIM(TM) Card. The first development, our collaboration with SanDisk, is for the joint development and promotion of the next-generation USB flash drive platform. We believe that this collaboration will allow us to offer better value to our customers, leading to both significant growth in the overall USB flash drive market as well as increasing our market share.

"The second development, announced a week ago, relates to the MegaSIM Card. The MegaSIM Card is an integrated solution with full security capabilities and high capacity flash for data storage. According to industry sources, 800 million SIM cards will be sold in 2004. The SIM cards currently sold have very low memory densities of less than one megabyte. The MegaSIM Card, which will initially provide capacity in the hundreds of megabytes, opens the door to many new applications and services that cellular operators can provide users. We have received very positive feedback from operators, vendors and manufacturers in the cellular market, and expect the MegaSIM Card to become a major contributor to M-Systems` revenues and profits in the next several years."

Mr. Moran concluded, "We are reiterating our 2004 revenue guidance which calls for annual revenues of at least $325 million, and revising our earnings per share guidance from $0.55 to $0.57. This represents growth in revenues of 150% over 2003 and is indicative of the strong growth in our end markets throughout this year. With our strong core group of products and additional planned initiatives, we believe that M-Systems has a sound platform for growth, which will enable us to continue working toward our long-term strategic objectives."

M-Systems will host a conference call to discuss its financial results and other matters discussed in this press release at 10:00 a.m. U.S. EDT today, October 26, 2004.  The call can be accessed by dialing +1 (973) 935-8507 approximately ten minutes before the call.   There will be a replay available from approximately 12:00 p.m. EDT, October 26, 2004, until October 30, 2004 at 11:59 p.m. EDT.  To listen to the replay, please call (973) 341-3080.  To access the replay, users will need to enter the following code: 5254150. The call will also be available live on the Internet at www.kcsa.com and www.m-systems.com.  Following the call, the webcast will be archived for a period of 30 days.

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About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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____ 6 ____ M-SYSTEMS FLASH DISK PIONEERS LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2004	2003	2004	2003	2003
	Unaudited				Audited

Revenues (*)	$ 87,775	$ 34,096	$ 238,075	$ 81,784	$ 130,054
Cost of revenues	66,765	24,852	180,090	57,054	93,114

Gross profit	21,010	9,244	57,985	24,730	36,940

Operating expenses:
Research and development, net	6,670	3,456	17,276	10,118	14,714
Sales and marketing	7,620	5,117	23,346	13,937	19,419
General and administrative	1,626	1,260	4,715	3,559	4,852

Total operating expenses	15,916	9,833	45,337	27,614	38,985

Operating income (loss)	5,094	(589)	12,648	(2,884)	(2,045)
Financial income, net	1,017	623	2,541	1,874	2,711
Other income	--	--	--	--	131

Income (loss) before minority interest in losses of a subsidiary	6,111	34	15,189	(1,010)	797

Minority interest in losses of a subsidiary	--	70	--	70	117

Net income (loss)	$ 6,111	$ 104	$ 15,189	$ (940)	$ 914

Basic net earnings (loss) per share	$ 0.17	$ 0.00	$ 0.45	$ (0.03)	$ 0.03

Diluted net earnings (loss) per share	$ 0.16	$ 0.00	$ 0.42	$ (0.03)	$ 0.03

Weighted average number of shares used in computing basic net earnings (loss) per share	35,116,012	28,606,593	33,831,516	27,909,637	28,178,228

Weighted average number of shares used in computing diluted net earnings (loss) per share	37,315,848	31,589,083	36,509,737	27,909,637	30,513,485

(*)

Revenues for the three months ended September 30, 2004 and for the nine months ended September 30, 2004, include income generated from a venture, accounted for using the equity method, in the amounts of $ 8,581 and $ 15,307, respectively.

(Additional Tables to Follow)

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____ 8 ____ M-SYSTEMS FLASH DISK PIONEERS LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	September 30,		December 31,
	2004	2003	2003
	Unaudited		Audited
ASSETS

Cash, cash equivalents, short-term bank deposit and marketable securities	$ 162,446	$ 93,793	$ 79,807
Trade receivables	33,319	12,270	19,722
Other accounts receivable and prepaid expenses	3,608	3,852	3,162
Inventories	79,061	26,354	45,857
Severance pay funds	2,870	2,369	2,532
Long-term investment	18,406	11,083	11,360
Property and equipment, net	19,561	16,808	17,481
Other assets, net	1,731	580	567

Total assets	$ 321,002	$ 167,109	$ 180,488

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
Trade payables	$ 25,337	$ 15,167	$ 17,785
Deferred revenues	19,572	5,761	11,920
Other accounts payable and accrued expenses	17,779	5,971	6,944
Accrued severance pay and other long term liabilities	4,412	3,022	3,190

Total liabilities	67,100	29,921	39,839

MINORITY INTEREST IN A SUBSIDIARY	--	71	24

SHAREHOLDERS' EQUITY:
Share capital	10	8	8
Additional paid-in capital	294,894	195,154	196,808
Accumulated deficit	(41,002)	(58,045)	(56,191)

Total shareholders' equity	253,902	137,117	140,625

Total liabilities and shareholders' equity	$ 321,002	$ 167,109	$ 180,488

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